April 23, 2010

BY EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Linda Stirling
Mary Cole

Re:	MCG Capital Corporation (the “Company”) Preliminary Proxy Statement on Schedule 14A Filed April 12, 2010 (the “Proxy Statement”), by Western Investment LLC et al. File No. 814-00239

Dear Ms. Stirling and Ms. Cole:

We acknowledge the verbal comment received on April 20, 2010 from Ms. Stirling on behalf of the Staff, with regard to the above-referenced matter (the “Comment”).  We have discussed your Comment with Western Investment LLC (“Western Investment”), together with the other participants (collectively, the “Group”) in Western Investment’s proxy solicitation in connection with the 2010 annual meeting of stockholders of the Company, and provide the following response on their behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.

1.
Your comment regarding Western Investment’s compliance with Item 22(b)(3), (8) and (9) of Schedule 14A of the Securities Exchange Act of 1934, as amended (“Schedule 14A”), and request for confirmation that all participants are disclosed in the Proxy Statement.

Western Investment confirms that the Participants named in the Proxy Statement are the only individuals and entities who may deemed participants, as such term is defined in Instruction 3 to Item 4 of Schedule 14A, in the solicitation. Western Investment also confirms that neither Michael Tokarz nor MVC Capital is a participant in the solicitation, although Western Investment has spoken with Mr. Tokarz regarding whether he would be willing to meet with the Company’s Board to discuss managing the Company’s portfolio.  Further, Western Investment confirms that Western Investment’s proxy materials fully disclose any and all arrangements and understandings and other matters required to be disclosed pursuant to Item 22(b)(3), (8) and (9) of Schedule 14A among the Group, and that to Western Investment’s knowledge no other party is required to be included as a member of the Group.

Very truly yours,

/s/ Adam W. Finerman

Adam W. Finerman

cc:	Arthur D. Lipson

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A filed by Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Institutional Partners LLC, Western Investment Total Return Fund Ltd., Western Investment Total Return Partners L.P., Arthur D. Lipson and Bruce W. Shewmaker, on April 12, 2010 (the “Proxy Statement”), the undersigned acknowledges the following on behalf of the foregoing persons:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•
The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dated: April 23, 2010	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
Name: Arthur D. Lipson
Title: Managing Member